UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Battalion Oil Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40537Q803
(CUSIP Number)

Carlos Treistman
Luminus Management, LLC
1811 Bering Drive, Suite 400
Houston, TX 77057
(713) 826-6262

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
LUMINUS MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,661,693 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,661,693 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,661,693 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
The number of shares reported above includes (i) 6,151,448 shares of Common Stock owned directly by Master Fund, (ii) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock issued to Master Fund pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 1,531,931 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock issued to Master Fund pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons are party to certain agreements with the Voting Agreement Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

(2)
Percentage based on (i) 16,456,563 outstanding shares of Common Stock as of May 13, 2024, in reliance on the representation made by the Issuer in the Series A-4 Purchase Agreement, plus (ii) (a) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund, (d) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund and (e) 1,531,931 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund.

1	NAMES OF REPORTING PERSONS
LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,661,693 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,661,693 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,661,693 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The number of shares reported above includes (i) 6,151,448 shares of Common Stock owned directly by Master Fund, (ii) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock issued to Master Fund pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 1,531,931 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock issued to Master Fund pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons are party to certain agreements with the Voting Agreement Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

(2)
Percentage based on (i) 16,456,563 outstanding shares of Common Stock as of May 13, 2024, in reliance on the representation made by the Issuer in the Series A-4 Purchase Agreement, plus (ii) (a) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund, (d) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund and (e) 1,531,931 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund.

1	NAMES OF REPORTING PERSONS
JONATHAN BARRETT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,661,693 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,661,693 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,661,693 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The number of shares reported above includes (i) 6,151,448 shares of Common Stock owned directly by Master Fund, (ii) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock issued to Master Fund pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 1,531,931 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock issued to Master Fund pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons are party to certain agreements with the Voting Agreement Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

(2)
Percentage based on (i) 16,456,563 outstanding shares of Common Stock as of May 13, 2024, in reliance on the representation made by the Issuer in the Series A-4 Purchase Agreement, plus (ii) (a) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund, (d) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund and (e) 1,531,931 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund.

EXPLANATORY NOTE

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on August 15, 2019, as amended by Amendment No. 1 thereto originally filed with the SEC on October 22, 2019, Amendment No. 2 thereto originally filed with the SEC on March 30, 2023, Amendment No. 3 thereto originally filed with the SEC on September 8, 2023, Amendment No. 4 thereto originally filed with the SEC on December 19, 2023, Amendment No. 5 thereto, filed with the SEC on March 29, 2024, and Amendment No. 6 thereto, filed with the SEC on May 15, 2024 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 7 is filed solely to correct an inadvertent error in the percentage of the Issuer’s outstanding shares reported as beneficially owned by the Reporting Persons in Amendment No. 6, and not as a result of any transaction in the securities of the Issuer.

Item 1.	Security and Issuer.

This Amendment No. 7 relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Battalion Oil Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 820 Gessner Road, Suite 1100, Houston, TX 77024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2024

LUMINUS MANAGEMENT, LLC

	By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
By: Luminus Management, LLC, as manager

	By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President

/s/ Jonathan Barrett
JONATHAN BARRETT